UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 29, 2008

_____

EOG RESOURCES, INC.
(Exact name of registrant as specified in its charter)

Delaware	**1-9743**	**47-0684736**
(State or other jurisdiction	(Commission File	(I.R.S. Employer
of incorporation)	Number)	Identification No.)

1111 Bagby, Sky Lobby 2	
Houston, Texas	**77002**
(Address of principal executive offices)	(Zip code)

713-651-7000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

EOG RESOURCES, INC.

Item 7.01 Regulation FD Disclosure.

I. Third Quarter and Full Year 2008 Forecast and Benchmark Commodity Pricing

(a) Third Quarter and Full Year 2008 Forecast

The forecast items for the third quarter and full year 2008 set forth below for EOG Resources, Inc. (EOG) are based on current available information and expectations as of the date of this document. This forecast replaces and supersedes any previously issued guidance or forecast.

Estimates are provided in the attached table, which is incorporated by reference herein.

(b) Benchmark Commodity Pricing

EOG bases United States and Canada natural gas price differentials upon the natural gas price at Henry Hub, Louisiana using the simple average of the NYMEX settlement prices for the last three trading days of the applicable month.

EOG bases United States, Canada and Trinidad crude oil and condensate price differentials upon the West Texas Intermediate crude oil price at Cushing, Oklahoma using the simple average of the NYMEX settlement prices for each trading day within the applicable calendar month.

II. Forward-Looking Statements

This document includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts, including, among others, statements regarding EOG's future financial position, business strategy, budgets, reserve information, projected levels of production, projected costs and plans and objectives of management for future operations, are forward-looking statements. EOG typically uses words such as "expect," "anticipate," "estimate," "strategy," "intend," "plan," "target" and "believe" or the negative of those terms or other variations or comparable terminology to identify its forward-looking statements. In particular, statements, express or implied, concerning future operating results, the ability to replace or increase reserves or to increase production, or the ability to generate income or cash flows are forward-looking statements. Forward-looking statements are not guarantees of performance. Although EOG believes the expectations reflected in its forward-looking statements are based on reasonable assumptions, no assurance can be given that these expectations will be achieved. Important factors that could cause actual results to differ materially from the expectations reflected in EOG's forward-looking statements include, among others:

- the timing and extent of changes in commodity prices for crude oil, natural gas and related products, foreign currency exchange rates, interest rates and financial market conditions;
- the extent and effect of any hedging activities engaged in by EOG;
- the timing and impact of liquefied natural gas imports;
- changes in demand or prices for ammonia or methanol;
- the extent of EOG's success in discovering, developing, marketing and producing reserves and in acquiring oil and gas properties;
- the accuracy of reserve estimates, which by their nature involve the exercise of professional judgment and may therefore be imprecise;
- the ability to achieve production levels from existing and future oil and gas development projects

2

due to operating hazards, drilling risks and the inherent uncertainties in predicting oil and gas reservoir performance;

- the availability and cost of drilling rigs, experienced drilling crews, tubular steel and other materials, equipment and services used in drilling and well completions;
- the availability, terms and timing of mineral licenses and leases and governmental and other permits and rights of way;
- access to surface locations for drilling and production facilities;
- the availability and capacity of gathering, processing and pipeline transportation facilities;
- the availability of compression uplift capacity;
- the extent to which EOG can economically develop its Barnett Shale acreage outside of Johnson County, Texas;
- whether EOG is successful in its efforts to more densely develop its acreage in the Barnett Shale and other production areas;
- political developments around the world and the enactment of new government policies, legislation and regulations, including environmental regulations;
- acts of war and terrorism and responses to these acts; and
- weather, including weather-related delays in the installation of gathering and production facilities.

In light of these risks, uncertainties and assumptions, the events anticipated by EOG's forward-looking statements may not occur. EOG's forward-looking statements speak only as of the date made and EOG undertakes no obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Definitions
$/Bbl	US Dollars per barrel
$/Mcf	US Dollars per thousand cubic feet
$/Mcfe	US Dollars per thousand cubic feet equivalent
$MM	US Dollars in millions
MBbld	Thousand barrels per day
MMcfd	Million cubic feet per day
MMcfed	Million cubic feet equivalent per day
NYMEX	New York Mercantile Exchange
WTI	West Texas Intermediate

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EOG RESOURCES, INC.
(Registrant)

Date: July 29, 2008 By: /s/ TIMOTHY K. DRIGGERS
Timothy K. Driggers
Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

Estimated Ranges

(See text for additional information)

	3Q 2008			Full Year 2008		
Daily Production						
Natural Gas (MMcfd)						
United States	1,150	-	1,200	1,155	-	1,181
Canada	216	-	227	220	-	226
Trinidad	235	-	258	226	-	236
Other International	15	-	25	13	-	17
Total	1,616	-	1,710	1,614	-	1,660
Crude Oil and Condensate (MBbld)						
United States	35.0	-	40.0	35.0	-	37.0
Canada	2.6	-	3.3	2.6	-	3.0
Trinidad	3.4	-	3.8	3.3	-	3.5
Total	41.0	-	47.1	40.9	-	43.5
Natural Gas Liquids (MBbld)						
United States	13.0	-	17.4	14.7	-	16.6
Canada	0.6	-	1.0	0.7	-	0.9
Total	13.6	-	18.4	15.4	-	17.5
Natural Gas Equivalent Volumes (MMcfed)						
United States	1,439	-	1,544	1,453	-	1,503
Canada	235	-	253	240	-	249
Trinidad	255	-	281	246	-	257
Other International	15	-	25	13	-	17
Total	1,944	-	2,103	1,952	-	2,026
Operating Costs						
Unit Costs ($/Mcfe)						
Lease and Well	$ 0.81	-	$ 0.85	$ 0.79	-	$ 0.82
Transportation Costs	$ 0.42	-	$ 0.46	$ 0.40	-	$ 0.42
Depreciation, Depletion and Amortization	$ 1.83	-	$ 1.87	$ 1.80	-	$ 1.86
Expenses ($MM)						
Exploration, Dry Hole and Impairment	$ 120.0	-	$ 130.0	$ 440.0	-	$ 470.0
General and Administrative	$ 66.0	-	$ 73.0	$ 232.5	-	$ 251.5
Capitalized Interest	$ 10.0	-	$ 12.0	$ 40.0	-	$ 45.0
Net Interest	$ 10.0	-	$ 12.5	$ 38.2	-	$ 43.2
Taxes Other Than Income (% of Revenue)	5.0%	-	6.5%	5.3%	-	6.0%
Income Taxes						
Effective Rate	33%	-	37%	32%	-	36%
Deferred Ratio	55%	-	75%	55%	-	75%
Preferred Stock Dividends ($MM)					$ 0.4	
Capital Expenditures ($MM) - FY 2008:						
- Exploration and Development, excluding Acquisitions				Approximately		$ 4,375
- Gathering, Processing and Other				Approximately		$ 375
- Acquisitions				Approximately		$ 120
Pricing - Refer to *I.(b) Benchmark Commodity Pricing* in text						
Natural Gas ($/Mcf)						
Differentials (include the effect of physical contracts)						
United States - below NYMEX Henry Hub	$ 0.35	-	$ 0.45	$ 0.27	-	$ 0.34
Canada - below NYMEX Henry Hub	$ 1.60	-	$ 2.00	$ 1.20	-	$ 1.38
Realizations						
Trinidad	$ 2.85	-	$ 3.40	$ 3.15	-	$ 3.42
Other International	$ 5.00	-	$ 8.00	$ 8.45	-	$ 9.54
Crude Oil and Condensate ($/Bbl)						
Differentials						
United States - below WTI	$ 6.00	-	$ 8.00	$ 5.07	-	$ 6.07
Canada - below WTI	$ 7.10	-	$ 9.00	$ 7.27	-	$ 8.24
Trinidad - below WTI	$ 10.00	-	$ 12.50	$ 10.57	-	$ 11.69